FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Athens, July 19, 2013

Further to the announcement, dated July 1, 2013, of National Bank of Greece (the Bank) regarding the results of its cash tender offer for up to 22,500,000 of the outstanding 25,000,000 American Depositary Shares (ADSs), each representing one of its non-cumulative non-voting redeemable registered preference shares of a nominal value of €0.30 each and issue price $25 per share issued by the Bank in June 2008 (the Non-Cumulative Preference Shares), the Bank announces, in accordance with Law 3556/2007, that, by virtue of the Bank’s Board of Directors’ decision of 18 July 2013, the Bank has cancelled the repurchased Non-Cumulative Preference Shares underlying the ADSs, i.e. it has cancelled 12,360,169 Non-Cumulative Preference Shares, and adjusted the relevant article (on the Bank’s share capital) of its Articles of Association, pursuant to Article 17b, par. 4 of Company Law 2190/1920. Accordingly, thereafter the Bank’s share capital amounts to €2,072,827,747.5 and is divided into: a) 2,396,785,994 common shares of a nominal value of €0.30 each, (b) 12,639,831 Non-Cumulative Preference Shares of a nominal value of €0.30 each, and (c) 270,000,000 redeemable registered preference shares under Law 3723/2008, of a nominal value of €5.00 each. Furthermore, with the repurchase and cancellation of the above Non-Cumulative Preference Shares, the Group succeeded in enhancing its Core Tier I capital by circa €72.7 million and the respective ratio by around 13 basis points, based on proforma data as at 31 March 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Petros Christodoulou

(Registrant)

Date: July 24th, 2013
Deputy Chief Executive Officer